SECU 10028058 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68096

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/03/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sikich Corporate Finance, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

998 Corporate Blvd
(No. and Street)

Aurora (City) IL (State) 60502 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Lenart, CPA, FINOP. (708) 624-1982
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name - *if individual, state last, first, middle name*)

125 S. Wacker Drive, Suite 1500 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Geier., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sikich Corporate Finance, LLC., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
MICHELLE WEBER
Notary Public - State of Illinois
My Commission Expires May 10, 2012

Signature

CEO

Title

Michelle Weber

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

SIKICH CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditors' Report)

DECEMBER 31, 2009

HCL HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.....12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/03/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sikich Corporate Finance, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

998 Corporate Blvd
(No. and Street)

Aurora	IL	60502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Lenart, CPA, FINOP. — (708) 624-1982
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name - *if individual, state last, first, middle name*)

125 S. Wacker Drive, Suite 1500	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______Christopher Geier.______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of______Sikich Corporate Finance, LLC.______, as of ______December 31______, 20__09__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

SIKICH CORPOARTE FINANCE, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTENTS

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

To The Members
Sikich Corporate Finance, LLC

We have audited the accompanying statement of financial condition of Sikich Corporate Finance, LLC as of December 31, 2009, and the related statements of operations, changes in members' equity, and cash flows for the period from inception (October 15, 2008) through December 31, 2009 that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Sikich Corporate Finance, LLC as of December 31, 2009, and the results of its operations, changes in its members' equity and its cash flows for the initial period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Horwich Coleman Levin, LLC
Chicago, Illinois

February 26, 2010

SIKICH CORPORATE FINANCE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

ASSETS	
Cash	$ 26,000
TOTAL ASSETS	$ 26,000

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Due to Sikich, LLP	$ 4,760
Total Liabilities	4,760
MEMBERS' EQUITY	21,240
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 26,000

The accompanying notes are an integral part of these statements

SIKICH CORPORATE FINANCE, LLC
STATEMENT OF OPERATIONS
PERIOD FROM INCEPTION (OCTOBER 15, 2008)
THROUGH DECEMBER 31, 2009

REVENUES	
Income	$ -
TOTAL REVENUES	-
EXPENSES	
Outside services	4,760
FINRA fees	4,000
TOTAL EXPENSES	8,760
NET (LOSS)	$ (8,760)

The accompanying notes are an integral part of these statements

SIKICH CORPORATE FINANCE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
PERIOD FROM INCEPTION (OCTOBER 15, 2008) THROUGH DECEMBER 31, 2009

Balance Inception (October 15, 2008)	$	-
Members' capital contirbution		30,000
2009 Net (loss)		(8,760)
Balance, December 31, 2009	$	21,240

The accompanying notes are an integral part of these statements

SIKICH CORPORATE FINANCE, LLC
STATEMENT OF CASH FLOWS
PERIOD FROM INCEPTION (OCTOBER 15, 2008)
THROUGH DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)	$	(8,760)
Adjustment to reconcile net (loss) to net cash (used) in operating activities		
Changes in operating assets and liabilities:		
Increase in accounts payable		4,760
NET CASH (USED) IN OPERATING ACTIVITIES		(4,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' capital contributions		30,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		30,000
NET INCREASE IN CASH		26,000
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD		-
CASH AND CASH EQUIVALENTS END OF YEAR	$	26,000

The accompanying notes are an integral part of these statements

SIKICH CORPORATE FINANCE, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. ORGANIZATION AND NATURE OF BUSINESS

Sikich Corporate Finance, LLC, a Delaware limited liability company ("The Company"), was formed on October 15, 2008, and began operations on November 3, 2009. The Company's office is located in Aurora, Illinois. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The general purpose of the Company is to engage in investment advisory and broker dealer services, capital raising services including private securities placement, PIPE transactions, sell side and buy side advisory services and in any other lawful act or activity for which a limited liability company may be organized under the Act.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with a maturity of less than three months when purchased, that are not held in the ordinary course of business, to be cash equivalents.

Issuance of FASB Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162*. SFAS No. 168 establishes the FASB Standards Accounting Codification ("Codification") as the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the SEC as authoritative GAAP for the SEC registrants. The Codification supersedes all of the existing non-SEC accounting and reporting standards, but is not intended to change or alter existing U.S. GAAP. The Codification changes the references of financial standards within the Company's financial statements. All references made to U.S. GAAP uses the new Accounting Standards Codification ("ASC") and the new Codification numbering system prescribed by the FASB.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company is subject to certain state taxes.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through February 26, 2010, which represents the date that these financial statements were available to be issued.

Fair Value

The Company values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by ASC 820 formerly known as FASB Statement No. 157, *Fair Value Measurements.*

3. NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, The Company is required to maintain net capital as defined under the rule. The Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of the "aggregate indebtedness," as these terms are defined. As of December 31, 2009 the Company had net capital and net capital requirements of $21,240 and $5,000, respectively.

4. RELATED PARTY TRANSACTIONS

The Company is 100% owned by Sikich, LLP. At December 31, 2009 Sikich, LLP has advanced funds in the amount of $4,760 to the Company. These funds were used to pay securities related expenses and will be required to be paid back by the Company.

Separately, the Company is subject to an expense sharing arrangement with Sikich, LLP that has been approved by FINRA. The agreement made on October 16, 2009 is for a period of twelve months and will renew automatically for an additional twelve months if not cancelled prior to the renewal date of the contract.

Under the agreement Sikich LLP paid $6,632 on behalf of the Company during the period from November 3, 2009 through December 31, 2009 in consideration of the rent, utilities, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services, and other general non-securities related administrative and office expenses. The Company will not have any obligation to pay back any incurred expenses paid on its behalf by Sikich, LLP, and thus such amount is not reflected in the financial statements.

4. RELATED PARTY TRANSACTIONS (CONTINUTED)

The summary of the expenses under the expense sharing agreement for the period from November 3, 2009 through December 31, 2009 are as follows:

Office supplies	$ 42
Travel and entertainment	402
Insurance	210
Rent	284
Employee compensation	2,400
Marketing	274
Publications/subscriptions	324
Printing/postage	142
Interoffice charge	1,930
Depreciation	250
Interest expense	70
Telephone/internet	304
Total	$ 6,632

5. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Company adopted ASC 740 formerly known as FIN No. 48, *Uncertainty in Income Taxes* on January 1, 2009. At December 31, 2009 there were no material uncertain income tax positions

SUPPLEMENTAL INFORMATION

SIKICH CORPORATE FINANCE, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/ DEALERS UNDER RULE 15C3-3 AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2009

Sikich Corporate Finance, LLC does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a) (1) of Rule 15c3-3. Therefore, Sikich Corporate Finance, LLC is exempt from the provisions of that rule.

SIKICH CORPORATE FINANCE, LLC
RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS, OF THE AUDITED COMPUTATION ON NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING
DECEMBER 31, 2009

The following differences existed at December 31, 2009, between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2009.

Un-Audited Part II A Focus Filing	$ 21,240
Cumulative audit adjustments	0
Audited computation of net capital	$ 21,240

SIKICH CORPORATE FINANCE, LLC
AUDITOR COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 21,240
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		21,240
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital		0
	B. Other (deductions) or allowable credits (List)		
			0
5.	Total capital and allowable subordinated liabilities		21,240
6.	Deductions and/or charges:		
	A. Total non allowable assets from Statement of Financial Condition (Notes B and C)	0	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot Commodities – proprietary capital changes	0	
	D. Other deductions and/or charges	0	
7.	Other additions and/or credits (List)		
			0
8.	Net capital before haircuts on securities positions		21,240

SIKICH CORPORATE FINANCE, LLC
AUDITED COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f) :

A. Contractual securities commitments	0	
B. Subordinates securities borrowings	0	
C. Trading and investment securities:	0	
1. Exempted securities	0	
2. Debt securities	0	
3. Options	0	
4. Other securities	0	
D. Undue Concentration	0	
E. Other (List)		
		0
10. Net Capital		$ 21,240

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$ 317
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13. Net capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 less 13)	16,240
15. Excess net capital at 120%	$ 15,240

SIKICH CORPORATE FINANCE, LLC
AUDITED COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

16.	Total A.I. liabilities from Statement of Financial Condition		$ 4,760
17.	Add:		
	A. Drafts for immediate credit	______	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	______	
	C. Other unrecorded amounts (List)		
	______ ______		
	______ ______		
	______ ______		______
19.	Total aggregate indebtness		$ 4,760
20.	Percentage of aggregate indebtness to net capital (line 19/line 10)		% 22.41

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
H C L
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To The Members' of
Sikich Corporate Finance, LLC

In planning and performing our audit of the financial statements of Sikich Corporate Finance, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as, defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

Horwich Coleman Levin, LLC
Chicago, Illinois

February 26, 2010